Exhibit (a)(7)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities of Openwave Systems Inc. The Offer (as defined below) is being made solely pursuant to the Offer to Purchase of Oreo Acquisition Co., LLC, Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P., dated Tuesday, May 22, 2007, and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, stockholders residing in any jurisdiction in which making or accepting the Offer would violate that jurisdiction’s laws or any administrative or judicial action pursuant thereto. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Oreo Acquisition Co., LLC, Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P., if at all, only by Thomas Weisel Partners LLC, which is acting as the dealer manager for the Offer (the “Dealer Manager”), or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
Notice of Offer to Purchase for Cash
40,389,560 Shares of Common Stock
Including the Associated Rights to Purchase Preferred Stock
of
Openwave Systems Inc.
at
$8.30 Net Per Share
by
Oreo Acquisition Co., LLC
a jointly-owned subsidiary of
Harbinger Capital PartnersSM
Master Fund I, Ltd.
and
Harbinger Capital PartnersSM
Special Situations Fund, L.P.
The Offer is being made by Oreo Acquisition Co., LLC, a Delaware limited liability company (the “Purchaser”) and a jointly owned subsidiary of Harbinger Capital Partners Master Fund I, Ltd., a Cayman Islands corporation (the “Harbinger Master Fund”) and Harbinger Capital Partners Special Situations Fund, L.P., a Delaware limited partnership (the “Harbinger Special Situations Fund” and together with Purchaser, the Harbinger Master Fund, and their affiliates, “Harbinger”), to purchase 40,389,560 of the outstanding shares of common sock, par value $0.001 per share (the “Common Stock”) of Openwave Systems Inc. (“Openwave” or the “Company”) and the associated rights issued under the Poison Pill (as defined in the Offer to Purchase) to purchase certain shares of Openwave preferred stock (the “Poison Pill Rights” and, together with the Common Stock, the “Shares”) (which, together with other Shares held by Harbinger, represent approximately 62% of the total outstanding Shares) at a price of $8.30 per Share, net to the seller in cash, without interest thereon, subject to proration and the other terms and conditions set forth in the Offer to Purchase of Purchaser, Harbinger Master Fund and Harbinger Special Situations Fund, dated May 22, 2007 (including any amendments or supplements hereto, the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Purchaser will pay all charges and expenses of MacKenzie Partners, Inc., as Information Agent (the “Information Agent”), The Bank of New York, as Depositary

(the “Depositary”) and Thomas Weisel Partners LLC (the “Dealer Manager”), incurred in connection with the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Depositary, Information Agent and Dealer Manager) in connection with the solicitation of tenders of Shares pursuant to the Offer.
THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, JUNE 19, 2007, UNLESS THE OFFER IS EXTENDED
The following conditions, among others, apply to the Offer: (i) there being validly tendered and not withdrawn prior to the expiration of the Offer 40,389,560 Shares, (ii) the Poison Pill Rights issued under Openwave’s Poison Pill (as defined in the Offer to Purchase) must have been redeemed or otherwise terminated by Openwave’s board of directors or Harbinger must be satisfied in its reasonable discretion that the Poison Pill Rights (as defined in the Offer to Purchase) are otherwise inapplicable to the Offer and Purchaser; (iii) Openwave’s board of directors must have taken action such that the provisions of Section 203 of the Delaware General Corporation Law would not, following consummation of the Offer, prohibit or restrict any business combination, as defined therein, involving the Company and Purchaser or any affiliate or associate of Harbinger; and (iv) the members of Openwave’s board of directors as of the date hereof must have resigned from their respective directorships, and prior to such resignation must have appointed Harbinger’s designees as their replacement. The Offer is also subject to certain other conditions, as described in Section 14 of the Offer to Purchase. The Offer is not conditioned upon Purchaser obtaining financing or any due diligence review.
Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for Shares which are validly tendered and not properly withdrawn on or prior to the Expiration Time, as soon as practicable after the Expiration Time. The term “Expiration Time” means 12:00 midnight, New York City time, on Tuesday, June 19, 2007, unless and until Purchaser shall have extended the period of time for which the Offer is open, in which event the term “Expiration Time” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire prior to the purchase of any Shares by Purchaser. If more than 40,389,560 Shares are validly tendered and not withdrawn prior to the Expiration Time, we will accept for payment and pay for only 40,389,560 Shares on a pro rata basis (with appropriate adjustments to avoid purchase of fractional Shares) based on the number of Shares properly tendered by each stockholder prior to or at the Expiration Time.
In order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry transfer of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase prior to or at the Expiration Time, and either (i) certificates representing tendered Shares must be received by the Depositary, or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below (and confirmation of receipt of such delivery must be received by the Depositary), in each case prior to or at the Expiration Time, or (ii) the guaranteed delivery procedures set forth in the Offer to Purchase must be complied with. No alternative, conditional or contingent tenders will be accepted.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn prior to the Expiration Time when, as and if Purchaser gives oral or written notice to the Depositary, as agent for the tendering stockholders, of Purchaser’s acceptance for payment of such Shares. Payment for Shares so accepted for payment will be made by the deposit of the purchase price therefore with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving such payment from the Purchaser and transmitting such payment to tendering stockholders. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under Section 1 of the Offer to Purchase, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 of the Offer to Purchase and except as otherwise required by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under no circumstances will interest be paid on the purchase price by reason of any delay in making such payments.
Purchaser expressly reserves the right, at its sole discretion, at any time and from time to time: (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares; (ii) upon the occurrence of any of the conditions to the Offer, to delay the acceptance for payment of, or payment for, any Shares not already accepted for payment or paid for; (iii) to impose conditions to the Offer in addition to the conditions to the Offer described in the Offer to Purchase; (iv) except as required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”), to change the Expiration Time; and (v) to waive or amend any of the conditions to the Offer or otherwise amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered, the number of Shares being sought, or both) by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and making a public announcement thereof. In addition, Purchaser may extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or as required by applicable law.
The rights reserved by Purchaser in the preceding paragraphs are in addition to Purchaser’s rights pursuant to Section 14 of the Offer to Purchase. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act.
If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials (including by public announcement as set forth above) and extend the Offer to the extent required by Rules 14d-4(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought or inclusion of or change to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten (10) business days may be required to allow for adequate dissemination and investor response. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or inclusion of or change to a dealer’s soliciting fee, a minimum ten (10) business day period from the date of such change is generally required to allow for adequate dissemination to stockholders. Accordingly, if, prior to the Expiration Time, Purchaser changes the number of Shares being sought or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.
Tenders of Shares made pursuant to the Offer will be irrevocable, except that Shares tendered may be withdrawn at any time prior to the Expiration Time, and, unless theretofore accepted for payment by Purchaser as provided herein, may also be withdrawn on or after Friday, July 20, 2007. For a withdrawal of Shares tendered to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name(s) in which the certificate(s) representing such Shares are registered, if different from that of the person who tendered such Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on the particular certificates evidencing such Shares to be withdrawn must also be furnished to the Depositary prior to the physical release of the Shares to be withdrawn. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with such withdrawn Shares and must otherwise comply with DTC’s procedures.
The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. Pursuant to and as a result of the Offer, Harbinger intends to acquire and influence control of the Company. For purposes of mailing the Offer to Purchase (and the related Letter of Transmittal and other relevant materials) to the holders of Shares, Harbinger will use a stockholder list provided by the Company in January 2007. However, a further request is being made to the Company for the use of its updated and most current stockholder list and security position listing for the purposes of disseminating the Offer to Purchase (and the related Letter of Transmittal and other relevant materials) to the holders of Shares. Upon compliance by the Company with such request, the Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.
This summary advertisement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer to Purchase and the related Letter of Transmittal which contain important information that should be read carefully before any decision is made with respect to the Offer.
The Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery are being filed with the SEC and will be made available through the SEC’s website at http://www.sec.gov/. Any questions or requests for assistance or for additional copies of the Offer to Purchase, the related Letter of Transmittal and other related tender offer materials may be directed to the Information Agent or Dealer Manager at their respective addresses and telephone numbers set forth below, and copies will be furnished promptly at Purchaser’s expense.
The Information Agent for the Offer is:
[MacKenzie logo]
105 Madison Avenue
New York, New York 10016
Call Collect: (212) 929-5500
or
Call Toll-Free (800) 322-2885
E-mail: tenderoffer@mackenziepartners.com
The Dealer Manager for the Offer is:
[Thomas Weisel Partners logo]
390 Park Avenue
New York, NY 10022
(212) 271-3593
May 22, 2007